UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

If you are calling about the acquisition of Sunterra by Diamond Resorts, please press 1.


We appreciate the opportunity to share our exciting news with you.

On March 12, 2007, Sunterra announced that its Board of Directors has approved an agreement pursuant to which Sunterra will be acquired by an affiliate of Diamond Resorts, LLC. We expect the acquisition, which is subject to certain conditions, including the acceptance by 90% of Sunterra's shareholders, to close in the 2nd quarter of this year.

Diamond Resorts is a very well established and financed company with over 25 years of experience in vacation ownership and hospitality. Diamond Resorts' Chairman and CEO, Stephen J. Cloobeck, is committed to customer service and exceeding customer expectations. We want to assure you that this acquisition will secure and enhance all of the benefits that you have come to expect from Sunterra.

Most importantly, the same friendly people you know and trust will continue to provide you the same high level of customer service at our resorts and over the telephone. Your SunOptions, Club Sunterra membership, use rights and payments procedures remain the same. Existing reservations will not be affected and the procedures for making future reservations remain the same.

We invite you to get updates and further detail at www.Sunterra.com and www.diamondresorts.com. We hope you share our enthusiasm for Sunterra's bright future.

IMPORTANT NOTICE: The tender offer for Sunterra's shares has not yet commenced. When available, please read Sunterra's solicitation/recommendation statement on
Schedule 14D-9 filed with the SEC because it contains important information. You will be able to get the recommendation and other filed documents for free on the SEC's web site: www.sec.gov and from us. We are neither offering to purchase nor soliciting of an offer to sell securities.

Thank you for calling Sunterra.